Filed by EQT GP Holdings, LP

(Commission File No. 001-37380)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Rice Midstream Partners LP

(Commission File No. 001-36789)

On April 26, 2018, EQT GP Holdings, LP (EQGP) and EQT Midstream Partners, LP (EQM) hosted a conference call in connection with their announcement of their 1Q 2018 earnings in which, among other things, the proposed merger transaction involving EQM and Rice Midstream Partners LP (RMP) was discussed. A copy of the transcript from this conference call follows.

 Corrected Transcript 26-Apr-2018 EQT Midstream Partners LP (EQM ) Q1 2018 Earnings Call

EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call

Corrected Transcript
26-Apr-2018

CORPORATE PARTICIPANTS

Nathan Tetlow
Director-Investor Relations, EQT Midstream Partners LP

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

OTHER PARTICIPANTS

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

TJ Schultz
Analyst, RBC Capital Markets LLC

Gabe Moreen
Analyst, Deutsche Bank Securities, Inc.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC

Barrett Blaschke
Analyst, MUFG Securities America, Inc.

Alex S. Kania
Analyst, Wolfe Research LLC

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch

Akil Marsh
Analyst, Janney Montgomery Scott LLC

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Bernie Colson
Analyst, Seaport Global Securities LLC

Christopher Tillett
Analyst, Barclays Capital, Inc.

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 MAN AGEMENT DISCUSSION SECTION Operator: Greetings, and welcome to the EQT Midstream Partners, EQT GP Holdings Q1 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Nate Tetlow. ... Nathan Tetlow Director-Investor Relations, EQT Midstream Partners LP Thank you, Dana. Good morning, and welcome to the first quarter 2018 earnings call for EQM and EQGP. With me today are Jerry Ashcroft, President and CEO; Rob McNally, Senior Vice President and CFO; and <, Chief Investor Relations Officer. A replay of this call will be available for seven days beginning this evening. The phone number for the replay is 877-660-6853, and the confirmation code is 13674490. The call will also be replayed for seven days on our website at eqtmidstreampartners.com. In a moment, Rob and Jerry will present their prepared remarks and then we'll open the call to your questions. First, a few logistical comments. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval in connection with the proposed EQM/RMP merger. EQM will file a registration statement on Form S-4 with the SEC that will include a preliminary proxy statement and perspectives regarding the proposed transaction. The proxy statement and perspectives when filed and other documents filed by EQT, EQGP, EQM and RMP with the SEC maybe obtained free of charge at the SEC's website, which is www.sec.gov. You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction, including information about the parties and their respective directors, executive officers and employees who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests by security holdings or otherwise. I'd also like to remind you that today's call may contain forward-looking statements related to future events and expectations. Factors that could cause the partnership's actual results to differ materially from these forward-looking statements are listed in today's news release and under Risk Factors in both EQM and EQGP's Form 10-K for the year ended December 31, 2017, both of which are filed with the SEC and as updated by any subsequent Form 10-Qs. Today's call may also contain certain non-GAAP financial measures. Please refer to this morning's news release and our analyst presentation, which is posted on our website today for information – for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measure. With that, I'll turn it over to Rob. ... Robert J. McNally Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Thank you, Nate. This morning, EQM reported first quarter adjusted EBITDA of $204 million and distributable cash flow of $187 million. In the quarter, EQM operating revenues were $233 million or 16% higher than last year. On the gathering side, revenues were up 23% year-over-year, primarily from higher contracted firm gathering capacity and increased volumes.

On the transmission and storage side, revenues were up 9%, driven by an increase in firm contracted capacity and an increase in storage related services. We generated 89% of revenues from firm reservation fees during the quarter. On the expense side, first quarter operating expenses were $55 million, which was flat with the first quarter last year. Both D&A and O&M expenses increased consistent with more assets in service and higher throughput. These increases were offset by lower SG&A expense, which was driven by a reduction in personnel costs.

At EQM, we announced the cash distribution of $1.065 per unit for the first quarter of 2018, which was 20% higher than the first quarter of 2017. At EQGP, we announced a quarterly distribution of $0.258 per unit, which is 35% higher than the first quarter of 2017. We ended the quarter with $317 million drawn on our $1 billion revolver. For the quarter, we had 1.42 times coverage ratio and continue to hold very strong leverage metrics with debt to EBITDA currently around 1.6 times.

Before turning the call over to Jerry, I want to summarize the streamlining transactions that were announced this morning in a separate news release. First, EQM will acquire both the Olympus Gathering System and the Strike Force Gathering System, including Gulfport's 25% ownership. EQT will receive $1.15 billion of cash and 5.9 million common units of EQM. Gulfport will receive $175 million of cash. The total purchase price of $1.69 billion represents a 6.8 times multiple of 2019 forecasted EBITDA.

Second, EQM will acquire Rice Midstream Partners in a unit-for-unit transaction. Each RMP unit will receive 0.3319 units of EQM which represents a 10% premium based on yesterday's closing price. EQM will also assume the RMP debt which totaled $325 million at the end of Q1. And lastly, EQGP will purchase the RMP IDRs from EQT for 36.3 million common units of EQGP. Based on yesterday's closing price, this represents $937 million of value.

The transactions will result in immediate accretion the distributable cash flow per unit for EQM and EQGP. In order to provide some flexibility, EQM has entered into a $2.5 billion, 364 day term loan credit facility to finance the cash portion of the Ohio Gathering acquisition, along with 2018 expansion capital and MVP contributions. We expect to access the bond market later in the year to term out any outstanding balance on the term loan facility. There is a lot of detail provided in the press release this morning, so I'll just mention a few key highlights.

Pro forma for the acquisition of the Ohio Gathering Assets and the RMP merger, EQM is positioned to fund its current $4.8 billion project backlog with no additional equity requirements through at least 2020. EQM continues to target 15% to 20% annual distribution growth through at least 2020. For EQGP, this translates to distribution growth of 39%, 38% and 25% over the next three years using the midpoint of EQM's guidance. In 2020, the EQGP distribution is forecast at $2.09 based on the midpoint of guidance. That equates to a 2020 cash flow yield of about 8.1% as of yesterday's close

Now I'll pass the call to Jerry for his comments.

Jeremiah J. Ashcroft

President, Chief Executive Officer & Director, EQT Midstream Partners LP

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call

Corrected Transcript
26-Apr-2018

Thank you, and good morning, everyone. I'll start where Rob just left off with the streamlining transactions. From an operational perspective, the RMP gathering and water assets fit perfectly with our existing asset footprint in Pennsylvania. The EQT acquisition of Rice Energy was driven by the overlapping nature of the acreage positions of the two companies. By combining those acreage positions, EQT is now able to increase lateral lengths from 8,000 to over 12,000 feet in Greene and Washington counties. In fact, EQT is averaging 13,600 feet in 2018.

From an infrastructure perspective, the longer laterals and highly contiguous acreage position allows for gathering and header pipeline designs that are much more efficient. We estimate that over the next five years, we will gather the same amount of volume with about $500 million less capital than we would have needed for a separate EQM and RMP system build outs. Our Hammerhead project is the first tangible example of a project where we took advantage of the combined acreage position to design a bigger system, resulting in reduced capital versus what would have otherwise been two smaller header projects.

The EQM, RMP merger will also allow us to operate the existing and future assets more efficiently, resulting in estimated annual O&M and SG&A savings of $15 million. We are already realizing some of these cost efficiencies as the EQM and RMP assets have been operated by one team since November.

Moving on to the Ohio Gathering Assets, the two systems Olympus and Strike Force sit in Belmont and Monroe counties in Ohio, which is the premier location for the Utica's shale development. Combined, the Ohio gathering systems are currently moving about 1.9 Bcf per day and are expected to grow to average about 2.3 Bcf per day in 2020.

As part of the acquisition, EQM secured a minimum volume commitment from Gulfport and on the Strike Force system. The MVC runs through 2023 and represents a significant portion of the forecasted volumes on Strike Force. In addition to the MVC, there are 68,000 acres dedicated to the Olympus system and 98,000 acres dedicated to the Strike Force system. These assets now give us a solid gathering footprint in eastern Ohio and tie in nicely around our Clarington, Ohio, where our Ohio Valley Connector pipeline extends from Mobley, West Virginia.

As a reminder, our strategy is straightforward, build out the supply hub in the Marcellus and Utica and connect that supply to the demand markets. With EQM, RMP and the Ohio Gathering Assets combined, we're currently gathering about 6.2 Bcf per day. Our supply hub continues to grow as we execute on our plans. We expect to be gathering north of 10 Bcf per day in a few years.

Now for an update on the projects that fit the other aspect of [ph] that (00:11:11) strategy connecting the demand markets. I'll start with Mountain Valley Pipeline. In January, we began filing requests for partial notices to proceed with FERC and to-date, have received permission to begin construction activities in nearly all areas along the route. We successfully completed the tree-felling activities that were subject to the March 31 biological deadline and are on track with our schedule. We continue to target a late 2018 in-service date and we'll keep you updated on our progress throughout the year.

When we began the MVP process more than four years ago, we had a view that the southeast United States needed incremental access to supply base on the demand growth outlook for the region, and more specifically that the southeast needed access to the largest and lowest cost producing basin in their country.

Our current view remains consistent. Earlier this month, we announced the MVP Southgate project, which supports our continued thesis. MVP Southgate is anchored by a firm capacity commitment from PSNC Energy, a natural gas utility that provides service to residential, commercial and industrial customers in North Carolina. MVP

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Southgate will receive gas from MVP and reach about 70 miles South into North Carolina, offering PSNC and other customers access to the Marcellus/Utica supply and ensuring reliability and low costs for customers.

We are currently holding a binding open season for the project, which is estimated to cost between $350 million and $500 million, depending on final project scope. EQM will operate the pipeline and will have between 33% and 48% ownership in the project. MVP Southgate is targeted for a Q4 2020 in-service day. In addition to adding more demand pull from MVP, we believe that the Southgate project enhances and accelerates the likelihood of the expansion opportunity on MVP.

In conclusion, the streamlining transactions announced today is an important step in the cleaning up the midstream structure. Our first quarter results were solid, both financially and operationally. We are making great progress on MVP and have some exciting new projects in the backlog. I look forward to executing on the opportunity set in front of us, and ultimately creating significant value for our unitholders.

And with that, I'll turn it back to Nate.

Nathan Tetlow
Director-Investor Relations, EQT Midstream Partners LP

Thank you, Jerry. Dana, we're ready to open the call to questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from the line of Jeremy Tonet from JPMorgan. Please proceed with your question.

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

Q

Good morning.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Good morning.

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

Q

Thank you. Just want to start off with the Olympus and Strike Force growth that you outlined there. I think that was maybe stronger than what people might have expected. Could you provide a bit more color as far as some of the drivers there or your confidence level or any other thoughts you could share?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah, we have a lot of confidence in it. I mean, we work closely with the shippers in that area and part of that MVC was just to share that confidence with the market itself. There's been a lot of great results there and that's been publicly commented on by Gulfport, one of our shippers.

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

Q

Okay. Thanks. Within the transactions, I don't know if you're able to kind of parse out pieces, but I was curious as far as when you look at the RMP IDRs as far as what GP cash flow that was based off of in 2019 or any color you can provide how to think about that valuation there?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. This is Rob. The valuation that's probably the most relevant on those IDRs is 2019 cash flow it's kind of 15 times to 16 times 2019.

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

Q

Okay. Thanks for that. And then just one last one, if I'm looking at the guide of 15% to 20% distribution growth for EQM through 2020, I compare that to what was list out in 3Q 2017, it looks like it was a similar level of distribution growth, so I was wondering if you could offer any more color on the level of accretion for EQM in the series of transaction?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yes, a little bit. So the transactions are accretive to EQM out of the box, going from high single-digits to double-digits over the next four years.

Jeremy Bryan Tonet
Analyst, JPMorgan Securities LLC

Q

Got you. Okay. That's it from me. Thank you very much.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Okay. Thanks, Jeremy.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thanks, Jeremy.

Operator: Our next question comes from the line of TJ Schultz from RBC Capital Markets. Please proceed with your question.

TJ Schultz
Analyst, RBC Capital Markets LLC

Q

Great. Thanks. Good morning. I think, first, just on Southgate, makes a lot of sense. First there maybe you can just touch on the return estimate with just the anchor commitment there and then any color on the open season?

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

And then just as you think about those type of demand markets, I guess, the question is what is the opportunity set there further for you guys, are there other projects similar to Southgate that you are working on? And how does that tie into the expansion timing for MVP that you alluded to?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Hey. Good morning, TJ. Yeah, we're really excited about the Southgate project. Even though with the short open season that we currently have we're seeing a tremendous amount of interest, which – that is kind of driving that opportunity set and basically what our ultimate return will be. With just the anchor shipper, we're in those mid-to-high teens, but we feel as though that – as we're able to expand that system, we can extend those returns.

We're also seeing others come to us to talk about connections into MVP proper. And so, the Southeast market, as part of that vision four years ago, is really coming to fruition and we're definitely getting the interest. And so, I feel as though that we'll have a pretty good view on the expansion desire by this summer for MVP.

TJ Schultz
Analyst, RBC Capital Markets LLC

Q

Got it. Okay. Just, second, moving on to the potential for the EQGP and EQM IDR simplification. Is that something you expect to address this year and just any valuation framework you can provide for how you would go at looking at the value of the IDRs? And how you envision the end structure to kind of shake out going into it? Obviously, with the C-Corp, NewCo, and then the two MLPs.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. I think our expectation is at this point that the spin will happen with the IDR structure in place. And if the analysis and ultimate decision on when that IDR collapse happens will rest with the NewCo board of directors. Although, I would say that we have commented a number of times that we think that the IDR structure does have a shelf life and we've been in the high splits for quite a while now. And once MVP comes online for instance, we'll be about 40% of the cash flows go into the IDRs. So from my point of view, I think it's probably likely that that's something that the management team and board of NewCo will address. It will be pretty front of mind for them to start thinking about it.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah. I completely agree with Rob's point of view on it. I mean, it is going to be a number one priority for us after the spin. And it's definitely something that we're going to look at, I think, we also want to have a feel of, what is the reaction to the units with the streamlining transactions that we've done today and I think that gives us further clarity too.

TJ Schultz
Analyst, RBC Capital Markets LLC

Q

Okay. Thank you.

Operator: Our next question comes from the line of Gabe Moreen from Deutsche Bank. Please proceed with your question.

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Gabe Moreen
Analyst, Deutsche Bank Securities, Inc.
Q

Hey, good morning, everyone. Just had a quick question on terming out some of the debt you'll be taking on with the transactions. Any thoughts on the interest rate locks and also thoughts on whether you could get up a notch or two at the rating agencies given greater scale here after the transactions?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP
A

So I'll answer them in reverse order. I think that the rating agencies have appeared to view this set of transactions positively for the midstream complex. I'm not going to speculate on whether or not we get upgraded, but I would say that we feel good about the conversations that we've had with them and they understand these transactions. In terms of interest rate locks, I mean, yes, we're considering all aspects of the financing as we're – as it would be a significant financing. So we are considering floating versus fixed in interest rate locks and trying to protect rates.

Gabe Moreen
Analyst, Deutsche Bank Securities, Inc.
Q

Got you. And then just a clarification on Southgate, is that included at all in 2020 CapEx? And it sounds like you're pretty confident going forward on that project.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

It is included in those CapEx projections.

Gabe Moreen
Analyst, Deutsche Bank Securities, Inc.
Q

Okay, great. And then last question for me is just an update in terms of any processing joint ventures you might be looking at, does that still go with NewCo/EQM/EQGP after the spin or is that something that EQT, the E&P companies [ph] going to (00:21:37) have to figure out?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

Yeah, I think that from our standpoint, I think processing has always been something that we've thought about. I think as we focus more in Washington and Greene County with the dryer gas that has been front of mind, but as our customers move in to that West Virginia region more, I think that will move forward and I see it as a midstream opportunity.

Gabe Moreen
Analyst, Deutsche Bank Securities, Inc.
Q

Got you. That's helpful. Thanks everyone.

Operator: Our next question comes from the line of Tom Abrams from Morgan Stanley. Please proceed with your question.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Thank you. I wanted to ask a question about your guidance. And if we just take your base business – well, let's just look at the guidance and then subtract out the RMP EBITDA and the MVP EBITDA, you're left with the base business that looks like it's growing very low single-digits. And I wondered if that's just conservative or if there's some issue with the base business that you'd like to highlight?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

Yeah. I think that when you're – it's kind of hard to pull those out because as we mentioned earlier in the comments, our capital avoidance of $500 million because of the acreage, contiguous acreage and us being able to have like header systems versus gathering systems. So I think that it's kind of hard to pull that out and see that one is single digits versus the other. I think we're seeing it as combined pro forma.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Question two, just in terms of your long-term growth. How, when you hear about what range or EQT you're doing in their growth. Well, a lot of people on the outside are looking at the gas prices and wondering if the basin can really grow, if people will actually spend money. So just people are giving you double-digit type growth on the EMP side, what is your confidence interval or what can you say about – what you're baking into your expectations on that longer-term growth in gas production in the region?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

Yeah. I think that we feel comfortable about it. We've been talking about our double-digit growth for the next two years. And if you look at the next four or five years, we've got $4.8 billion of organic growth backlog. That backlog is basically all named projects and things like Southgate are an example of that. So we feel good about it. We also feel good about just kind of our third party abilities to pick up additional volume. And our footprint in the basin is going to allow us to have that double-digit growth even if some of the producers take their foot off the accelerator.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP
A

And much of that growth is contracted. We got firm commitments on the vast majority of that growth. So with MVP, Southgate, et cetera, those are firm contracts or will be firm contracts, so there's little risk to those volumes.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

That's great point.

Tom Abrams
Analyst, Morgan Stanley & Co. LLC
Q

Thanks a lot.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP
A

Thank you, Tom.

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Operator: Our next question comes from the line of Barrett Blaschke from MUFG Securities. Please proceed with your question.

Barrett Blaschke
Analyst, MUFG Securities America, Inc.

Q

Hey, guys, a lot of mine have been answered. But I did want to dig in a little bit more on the new MVCs. You said a significant amount. Can you give us just a little bit of a range around that, please?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

We can't disclose that at this time, but yeah, we feel like it's something that we're extremely comfortable with and hence, bringing that to play.

Barrett Blaschke
Analyst, MUFG Securities America, Inc.

Q

Okay. That's fine. Thank you.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yes, sir.

Operator: Our next question comes from the line of Alex Kania from Wolfe Research. Please proceed with your question.

Alex S. Kania
Analyst, Wolfe Research LLC

Q

Thanks. This is maybe a follow-up just on the potential combination of EQM and EQGP. Would it be fair just to think about the IDR valuation that you gave for RMP, GP 15 times to 16 times, is that like a reasonable number that maybe we could frame for a simplification or are there reasons why that might be not be applicable?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

I mean, given where we sit today in the market today and what the comps look like that's not a crazy number, but I think that we'll have to look at it at the time and what the cash flow profiles look like, because these IDRs streams are at little different stages in their maturity as well. So I wouldn't plug that in and say that that's a hard and fast number.

Alex S. Kania
Analyst, Wolfe Research LLC

Q

Got it. Okay. Thanks. And then just another follow-up on the Southgate expansion, I mean, how that may end up extension, how that may tie into the MVP expansion. I mean, what do you think about the timing of making a decision on an expansion of MVP, would it potentially come after the conclusion of the open season or would you need to wait for maybe some other things in terms of how outlooks look longer term before you can make an announcement with respect to that?

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah. I think that this summer which should be after the open season is, there is a decision point for us and that's also based on long lead time material. So I think there's just different points in the process and this summer will be one of those.

Alex S. Kania
Analyst, Wolfe Research LLC

Q

Great. Thank you very much.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of Dennis Coleman from Bank of America. Please proceed with your question.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch

Q

Thanks very much. Good morning, everyone. A lot of mine have been covered as well. And so I guess just one on Hammerhead, if you can just remind us that everything's permitted, all the right away is – can you just, where does that stand in terms of that kind of processes?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah, we've made great progress on the Hammerhead right away. I mean, basically from – not everything is done from a permitting side, but from a route percentage we're basically 90% there. And so we feel very good about that project. That's an example of our project that's absolutely right in our backyard. And, so it takes down our construction risk.

Dennis P. Coleman
Analyst, Bank of America Merrill Lynch

Q

Sure. That's it from me. Thanks.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of Akil Marsh from Janney. Please proceed with your question.

Akil Marsh
Analyst, Janney Montgomery Scott LLC

Q

All right. Thanks for taking my question. In regards to the 15% and 20% annual distribution growth guidance, if you were to get or if you were to have distributable cash flow, that would get you to the top end. Is there way to

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

think about it that you would pay a distribution closer to the top – the high-end or would you use excess cash flow to essentially build coverage?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

I think we've talked about our coverage [ph] wanting (00:28:44) to be at that 1.1, 1.2 level. So I think it just will be based on kind of where we are and I'll let Rob add to that too.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. And I think the other consideration will be what kind of glide path that we on, we don't want to go along at 20% and all of a sudden have a big step-down. So we're going to manage the profile. And so that there's a kind of a smooth glide path that keeps us in a range that we like on coverage.

Akil Marsh
Analyst, Janney Montgomery Scott LLC

Q

Great. And one more from me, in regards to the water assets you're picking up at with RMP further out if completion activity would moderate. How do we think about the EBITDA profile for those assets long-term?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah. I think, we feel also that that profile is going to kind of stay in line with what we have. I mean basically we've got two quick opportunities in front of us. One is, is that, we want to be bringing that water service to a lot of what EQT heritage assets and what they were doing that wasn't something that was part of EQM initially. So that's an opportunity set for us. And the other opportunity set is now that we have this competency that came from Rice using that with the third-parties.

Akil Marsh
Analyst, Janney Montgomery Scott LLC

Q

Great. Thanks.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of Tim Howard from Stifel. Please proceed with your question.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Q

Hi. Thanks for taking my question. Trying to understand the year-over-year growth in the Ohio Gathering Assets. Is that protected by MVCs or is kind of the base cash flow protected and that's just volume growth? Can you speak to that at all?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Sure. There is, some of it is protected by MVCs, some of it that we announced this morning. There is an uptick in volumes and those volumes come from the shippers that we work closely with to understand what their plans are. And then, there is some step up as we add compression where rates go up as well. So it's not just volumes there is some additional rate that comes into it because we're adding compression.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Q

Got it. And then speaking to EQM's IDR structure. From the business update call in February, it sounded like those were going to remain in place to drive value to EQT and EQGP in the near-term and then in the medium and long-term, those would eventually get resolved, simplified. Seems like now the number one priority of the new SpinCo streamline, midstream is to kind of review that structure and likely simplify the IDRs. I'm just trying to understand if there's been a strategy shift and then what caused that within the last two months?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

I don't think there's been a strategy shift. I think that we're getting a lot of questions around the IDRs. And in some ways, we're speculating because the SpinCo board has not yet established. This is clearly a board level decision. And so I think what you're hearing from Jerry and I is that, our opinion is that it's likely that will become something that the board puts their mind to pretty early on. But there's – don't hear this as a commitment to collapse in the IDR structure because that's – it's frankly not our decision to make yet.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Q

Got it. And then one quick modeling, could you expand on the expense savings, the SG&A in the gathering segment and then the OpEx in transmission and storage, seemed like pretty good quarter-over-quarter declines and year-over-year. Just how sustainable those are?

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Yeah. So we're seeing synergies basically with personnel and like we said in our statement, we're already realizing some of those since our November Rice transaction. We've run it as one business unit already. So that's driving some of it. The other portion of it is is that we're also seeing opportunities on the procurement side, we're seeing opportunities on outsourcing versus insourcing on our maintenance. So many of those things are driving it.

Timothy D. Howard
Analyst, Stifel, Nicolaus & Co., Inc.

Q

Great. Thank you.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you, sir.

Operator: Our next question comes from the line of Matt Niblack from HITE. Please proceed with your question.

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

Q

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Hi. Thanks for taking the question. So on the prospective further simplification, there's been a lot of questions on that, but is there any initial thinking from the team on – is the idea to get down to one entity or two entities, so effectively [ph] to continue to (00:33:29) like a C-Corp tracker with the idea be there to simplify all the way?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. So again, I would say that this is a NewCo board decision that will have to be made. And we think that it's more likely that you'd see a simplification of the IDRs that seems like the right first step at some point. And in terms of a simplification all the way to just the C-Corp, there could be tax considerations in that. So that's something that's going to require some additional analysis and thought by the NewCo board and management team when it's established.

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

Q

Great. And just to be clear that the SpinCo is going to have only EQGP and EQM units post this round of simplification, and there'll be no other assets and no additional C-Corp level debt, is that...?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

And – yeah, so essentially, I mean, this will primarily be EQM and EQGP units that are held at SpinCo. The plan is not to have additional debt at the SpinCo level that's – it's at the EQM level. We don't have debt at EQGP either, but that doesn't mean that's where it will land, that's just what it will look like, that's what it looks like today.

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

Q

Okay.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

And I wouldn't expect there to be other assets in there. It's possible that there could be a straight pipeline or something that ends up in NewCo, but more likely that would end up at – anything else would end up at EQM.

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

Q

Okay. And then last question, how did you think about and what you guide us to in terms of the thought process on the accretion to EQM of just the RMP transaction?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah, we didn't think about these transactions individually. This was one set of – it was our transaction with multiple pieces to it. So when we negotiated with the complex committees and we did our evaluation, we thought about the EQM/RMP merger, the drop and the purchase of the Rice IDRs as one transaction and thought about the accretion dilution for each party in the context of all three transactions. So we weren't thinking about the EQM/RMP merger as a standalone transaction.

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Matt Niblack
Analyst, HITE Hedge Asset Management LLC

Q

Great. Thank you.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of David Amoss from Heikkinen Energy. Please proceed with your question.

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Q

Good morning, guys. I know this has been asked and answered a number of times, but just from a slightly different and I guess simpler perspective, is there any spread between EQGP and EQM that would cause you to collapse the structure prior to the spin of your ownership?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Well, I'm not going to speculate on what – on a kind of a fore fetched, I think the short answer is no. I think, we're going to move forward with the structure as we described it. I mean, if there's some massive dislocation in the market, we would obviously, we'll consider that. But our expectation is that that's not likely.

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. And then, again a number of transactions going on here. So if you wouldn't mind just kind of simplifying it for us. When you say that you're paying 15 times to 16 times for the IDR cash flow for RMP, is that in the RMP GP structure or in the stepped up EQM, EQGP structure?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

No. In the RMP structure, as if it were – as if it remained the IDRs for just RMP.

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Q

Would you mind giving us just kind of high-level what that might look like in the EQM, EQGP structure?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

It won't exist. Those IDRs will get cancelled and the cash flow from RMP will flow through the EQGP IDR structure.

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Q

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Right. So if that transaction like comparing post transaction and pre transaction on 2019 numbers, what's the additive cash flow to EQGP?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah, it's better. I mean that we're further – we're – it's going to look better because the cash flows will be better. But I don't have in front of me what that number is.

David Meagher Amoss
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. Thank you, guys.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of Bernie Colson from Seaport. Please proceed with your question.

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

Good morning, guys. Quick question on the expense lines again to hit, it looks like O&M and G&A lines are not only not that much higher than they have been, but significantly lower quarter-over-quarter. So I'd just hope to get a little bit more detail, I know you said there are some synergies to [ph] Rice (00:38:51), but that seems like that wouldn't cut into your kind of base level of expenses there?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. What we didn't mention earlier that is there's also some personnel cost savings and that were a bit one time in nature from both 2017 and 2018, both going opposite directions.

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

Okay. So there was – so it was – okay. So...

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

I mean, we're basically – we're running with a leaner structure than we had from 2017 and the other thing is that we basically from a shared services side, there is a larger area that those shared services are covering. So we're receiving less costs.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Less of an allocation.

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

Okay. So I mean, I'm just looking at your G&A going back three years and there was one quarter where you were below $13.1 million. And so it just seems like it's very low versus history. So is that, I mean, is that something that's sustainable going forward or...

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. That...

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

...I think, we're going to kind of...

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

No, largely – it should largely carry forward because there's less allocation. We're spreading the – the overhead is covering a bigger business, but not adding additional overhead to it. So the dollar cost is spread over more businesses.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

I would say that – and Rob is right. I would say post-split, obviously, we have some dis-synergies and that we're going to have to create our own corporate functions. So that's something we're going to have to look at.

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

Okay. All right. Got it. And then, just to kind of help us understand another question on the RFP IDR buyout. Can you share at all what you guys were assuming about share issuances or distribution growth at RMP for 2018 and 2019 when you kind of derive that multiple?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. I'm going to refer you to the S-4, which we expect will be coming out in early to mid-May and you'll be able to see some of that that it's – that's more to bite off than one answer here.

Bernie Colson
Analyst, Seaport Global Securities LLC

Q

Okay, okay. Okay. Yeah, I was just kind of wondering if there was, you guys were assuming some distribution growth and share issuances or you were simply saying, okay, we're annualizing the fourth quarter 2019, expected GDP distribution to kind of get to that multiple. So I'll wait for the – [ph] I'll wait for last word (00:41:51). Thanks.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Yeah. Thank you.

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EQT Midstream Partners LP (EQM)
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you.

Operator: Our next question comes from the line of Chris Tillett from Barclays. Please proceed with your question.

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

Hi, guys. Good afternoon.

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Hey, Chris.

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Hi, Chris.

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

I was just wondering if you might be able to share any kind of like when you talk about the accretion of these deals, are you able to help us understand it either from like an EBITDA or cash flow perspective, what your baseline was?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

Again, I think, I'll refer you to the S-4, that you'll see all of the projections laid out in there, you see the analysis by us and by the committees. I think, it's more than what we can describe for you here in a clear way.

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

Okay. And then I think I know the answer to this, but just want to be sure to ask it anyway. The 15% to 20% distribution guidance you guys have laid out, does that contemplate at all any change in the IDR structure?

Robert J. McNally
Senior Vice President, Chief Financial Officer & Director, EQT Midstream Partners LP

A

It does not.

Christopher Tillett
Analyst, Barclays Capital, Inc.

Q

Okay. That's it from me. Thank you.

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EQT Midstream Partners LP *(EQM)*
Q1 2018 Earnings Call
Corrected Transcript
26-Apr-2018

Jeremiah J. Ashcroft
President, Chief Executive Officer & Director, EQT Midstream Partners LP

A

Thank you, Chris.

Operator: Ladies and gentlemen, we've reached the end of our question-and-answer session. And I would like to turn the call back to Nate for closing remarks.

Nathan Tetlow
Director-Investor Relations, EQT Midstream Partners LP

Thank you. That concludes today's call. Thanks for participating.

Operator: This concludes today's conference. You may disconnect your lines at this time. Thank you for your participation.

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No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with their proposed business combination transaction, EQM and RMP intend to file a registration statement on Form S-4, containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that EQM or RMP may file with the SEC or send to RMP unitholders in connection with the proposed transaction.  UNITHOLDERS OF RMP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by EQT Corporation (EQT) and its publicly traded subsidiaries (including EQM, RMP and EQGP) may be obtained free of charge at the applicable website (www.eqt.com for EQT, www.eqtmidstreampartners.com for EQGP and EQM, and www.ricemidstream.com for RMP) or by requesting them by mail at EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQT, EQM, RMP and EQGP (EQM, RMP and EQGP collectively, the Partnerships) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of RMP in connection with the proposed transaction. Information about the directors and executive officers of the general partners of EQM, RMP and EQGP is set forth, respectively, in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by such Partnership with the SEC on February 15, 2018 and certain of the Partnerships’ respective Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2017 filed by EQT with the SEC on February 15, 2018, EQT’s definitive proxy statement for its 2017 annual meeting of shareholders filed with the SEC on February 17, 2017 and certain of EQT’s Current Reports on Form 8-K.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.